Richard A. Presutti	Writer’s E-mail Address
212.756.2063	Richard.Presutti@srz.com

June 1, 2017

VIA EDGAR TRANSMISSION

Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: David L. Orlic

Re:	Tangoe, Inc.
Tender Offer Statement on Schedule TO
Filed May 12, 2017 by Marlin Management Company, LLC
File No. 005-86565

Dear Mr. Orlic:

On behalf of our clients, TAMS Inc. (the “Offeror”), Asentinel, LLC (“Parent”) and Marlin Management Company, LLC (d/b/a Marlin Equity Partners) (“Marlin LLC,” and together with the Offeror and Parent, the “Filing Persons”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated May 23, 2017 (the “Comment Letter”), relating to the above-referenced Schedule TO-T filed on May 12, 2017  (the “Schedule TO”). We have also revised the Schedule TO in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 2 to the Schedule TO (“Amendment No. 2”), which reflects these revisions and certain general updates.

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in bold below. The responses and information described below are based upon information provided to us by the Filing Persons. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (the “Offer to Purchase”).

General

1.                                      We note that affiliates of the filing persons beneficially own approximately 10.4% of the outstanding Shares. Please provide an analysis as to the applicability of Rule 13e-3.

In response to the Staff’s comment, we respectfully advise the Staff that, for the reasons set forth below, we concluded that Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) would not be applicable to the Offer because the Offer will not produce either of the going private effects specified in Rule 13e-3(a)(3)(ii)(A) or 13e-3(a)(3)(ii)(B).

An offeror’s obligation to comply with Rule 13e-3 arises from its engagement in a transaction (or series of transactions) which has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

(A) causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Exchange Act Rules 12g-4 or 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under Exchange Act Rule 12h-6; or suspension under Exchange Act Rule 12h-3 or Section 15(d) of the Exchange Act; or

(B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

More specifically, Rule 13e-3(a)(3)(ii)(A) applies where a transaction causes a class of equity securities which is subject to section 12(g) or section 15(d) of the Exchange Act to (a) be held of record by fewer than 300 persons, or (b) fewer than 500 persons, where the total assets of a company have not exceeded $10 million on the last day of each of that company’s most recent three fiscal years. In the present case, prior to and at the time the Offer was made, the Shares were held by fewer than 70 record holders. Thus, at the time the Offer was made, the Company was already eligible to terminate the registration of the Shares under Section 12(g) of the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act. In addition, at the time the Offer was made, the Shares were not listed on any national securities exchange or quoted in an inter-dealer quotation system of any registered national securities association. The Shares were suspended from listing on Nasdaq on March 14, 2017. On March 27, 2017, the Company filed a Form 25 to delist and deregister the Shares under the Exchange Act.

Because the Offer will not cause (and has neither a reasonable likelihood of nor purpose of causing) (A)(i) the Company to become eligible for termination of registration or (ii) the reporting obligations with respect to the Company’s common stock to become eligible for termination or suspension, or (B) the Company’s common stock to be neither listed on a national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association, it will not produce any going private effect within the meaning of Rule 13e-3(a)(3)(ii)(A) or 13e-3(a)(3)(ii)(B).  Even if the transaction were deemed to produce one or both of the effects specified under Rule 13e-3, the Filing Persons respectfully submit that they are not affiliates of the Company under Rule 13e-3(a)(1).

Acceptance for Payment and Payment for Shares, page 6

2.                                      We note disclosure stating that, upon the deposit of funds with the Depositary, the bidder’s obligation to make payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment. Please revise this disclosure, or advise how delivery of the consideration to the bidder’s agent satisfies the bidder’s obligation under Rule 14e-1(c).

In response to the Staff’s comment, the Filing Persons advise the Staff that they are ultimately responsible for payments to tendering stockholders. All language to the contrary has been deleted. Please see Amendment No. 2.

Certain Conditions of the Offer, page 55

3.                                      Certain of the conditions speak as to the Acceptance Time. All conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before expiration of the offer, not merely before acceptance of the Shares. Please clarify the disclosure on this point.

In response to the Staff’s comment, the Filing Persons have revised the disclosure to clarify that all Offer Conditions (other than those related to securing regulatory approval) must be satisfied or waived prior to the expiration of the Offer. Please see Amendment No. 2.

4.                                      We note that the Financing Proceeds Condition is expected to be satisfied or waived at least five business days before expiration of the offer. Please clarify the disclosure to state that in all events at least five business days will remain in the offer following satisfaction or waiver of this condition, or that the offer will be extended so that at least five business days remain in the offer. Refer to Release Nos. 34-23421 (July 11, 1986 at footnote 70) and 34-24296 (April 3, 1987).

In response to the Staff’s comment, the Filing Persons have revised the disclosure to clarify that the Financing Proceeds Condition will be satisfied or waived at least five business days prior to the final expiration of the Offer. Please see Amendment No. 2.

5.                                      Given that there is a financing condition, please provide bidder financial statements. See Item 10 of Schedule TO.

In response to the Staff’s comment, as noted in Comment 4 above, the Financing Proceeds Condition will be satisfied or waived at least five business days prior to the final expiration of the Offer. Upon such satisfaction or waiver, the “safe harbor” available pursuant to Instruction 2 to Item 10 of Schedule TO will be applicable because (1) the consideration offered in the Offer consists solely of cash, (2) the Offer will not be subject to any financing condition, and (3) the Offer is for all outstanding securities of the Company.

Moreover, while the Staff’s comment suggests that the Offer is subject to a financing condition, we note that the Staff has long recognized a distinction between legally binding commitment letters and non-binding financial arrangements. Unlike tender offers containing a “true” financing condition (i.e., where there is only a non-binding financial arrangement or no financial arrangement at all), the Offer was commenced with a legally binding commitment in place to provide the funds necessary to purchase the Shares tendered in the Offer and to pay related fees and expenses. We respectfully submit that the Filing Persons already have “committed” financing, and that therefore the condition currently set forth in the Offer to Purchase refers, in effect, to a more limited “funding” condition. By disclosing the Debt Commitment Letter and the Equity Commitment Letter in the Offer to Purchase and attaching them as Exhibits to the Schedule TO, the Filing Persons have identified their financing sources, disclosed their material terms and all of the conditions to stockholders and made clear that they are prepared to borrow the funds from such financing sources necessary to consummate the Offer on the terms described in the Debt Commitment Letter and the Equity Commitment Letter. In other words, the financing of the Filing Persons is effectively only conditioned upon the satisfaction of the conditions to funding described in the Offer to Purchase and other customary conditions set forth in the Debt Commitment Letter and the Equity Commitment Letter attached as Exhibits to the Schedule TO.

Even if the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO were not available, Instruction 2 to Item 10 of Schedule TO does not state that financial statements must be disclosed in all cases other than those covered by Instruction 2. Rather, Instruction 1 to Item 10 of Schedule TO states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” The Filing Persons respectfully submit that the financial information for the Filing Persons are not material to stockholders of the Company for the reasons set forth below.

In the Regulation M-A adopting release (Release No. 33-7760, 34-42055; Oct. 26, 1999) (the “M-A Release”), the SEC stated that generally there are several factors (which are not exclusive) that should be considered in determining whether financial statements of the bidder are material: (1) the terms of the tender offer, particularly the terms concerning the amount of securities sought; (2) whether the purpose of the tender offer is for control of the subject company; (3) the plans or proposals of the bidder; and (4) the ability of the bidder to pay for the securities sought in the tender offer and/or to repay any loans made by the bidder or its affiliates in connection with the tender offer or otherwise.

As discussed in the Offer to Purchase, the purpose of the Offer is to enable the Filing Persons to acquire control of, and ultimately acquire the entire equity interest in, the Company. The Filing Persons will need approximately $278 million to purchase all Shares the Filing Persons do not already own pursuant to the Offer and to pay related fees and expenses. Parent has received a commitment from its lenders to provide the Offeror with senior secured credit facilities in an aggregate amount of $200 million, comprised of a $190 million term loan facility and a $10 million revolving loan facility. Subject to certain conditions, the credit facilities will be available to the Offeror to finance the Offer and the Merger, refinance certain of the Offeror’s existing indebtedness, pay related fees and expenses and, after the closing of the Merger, to provide funding for working capital, capital expenditures and other general corporate purposes of the Surviving Corporation. In addition, Parent has obtained a $165 million equity commitment from the Sponsor. Parent will contribute or otherwise advance to the Offeror the proceeds of the equity commitment, which, together with proceeds of the credit facilities, will be sufficient to pay the Offer Price for all Shares tendered in the Offer and all related fees and expenses.

If the Minimum Condition and the other conditions to the Offer are satisfied, as a result of the consummation of the Offer and the consummation of the Merger immediately thereafter, all Company stockholders, whether or not such stockholders tender Shares (other than stockholders who have perfected a demand for appraisal rights under Delaware law), will receive solely cash for such Shares and not stock or other securities of the Filing Persons or their affiliates. As a result, the financial condition of the Filing Persons would not provide meaningful information to stockholders determining whether to tender their shares in the Offer considering (i) such stockholders will have no ongoing interest in the business or operations of the Company after their Shares are paid for and (ii) if the Financing Proceeds Condition is not satisfied, the Filing Persons will be unable to purchase the Shares tendered in the Offer unless other sources of financing become available. At the present time and as disclosed in the Schedule TO, neither Parent nor the Offeror has, nor is either pursuing, any alternative financing arrangements or alternative financing plans. In addition, stockholders do not need to decide whether to tender in the Offer or remain a continuing security holder in a company with a dominant or controlling security holder, since the Filing Persons are seeking to acquire the entire equity interest of the Company. See Footnote 195 of the M-A Release.

In conclusion, we believe that the Filing Persons’ financial wherewithal is not material to stockholders making an informed decision whether to tender or hold their Shares because the Filing Persons are seeking to acquire the entire equity interest in the Company, the Filing Persons are offering to pay for the Shares in cash, and the Filing Persons have $365 million in committed financing pursuant to the equity and debt financing. The Filing Persons further believe that the current disclosure is consistent with market practice in the context of similar transactions involving acquisitions of public companies by private entities.

*     *     *     *

The Filing Persons have authorized us to acknowledge on their behalf that (1) each of the Filing Persons is responsible for the adequacy and accuracy of the disclosure in this filing, (2) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing. If you have any questions regarding Amendment No. 2 or these responses, please feel free to contact me at (212) 756-2063.

Sincerely,

/s/ Richard A. Presutti
Richard A. Presutti

cc: Peter Chung, Marlin Management Company, LLC